                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   2  )*
                                            -----


                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   653777102
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                                (CUSIP Number)



                         INTRUST BANK, N.A.
                         105 NORTH MAIN STREET
                         WICHITA, KANSAS  67201
                         ATTENTION: PHILLIP J.  OWINGS, EXECUTIVE VICE PRESIDENT
                         (316)383-1111
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 MAY 13, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 653777102                                            PAGE 2
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      INTRUST Bank, N.A., as trustee of the J.C. Nichols Company Employee Stock Ownership Trust
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NOT APPLICABLE
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,390,003
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (SEE ITEM 5(b), BELOW)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

                          (SEE ITEM 5(b), BELOW)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,390,003
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      30.6%
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      TYPE OF REPORTING PERSON
14

      BK, CO, EP
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

                                 SCHEDULE 13D
CUSIP NO. 653777102                                                     PAGE 3

     This Amendment No. 2 to Schedule 13D amends the initial statement on
Schedule 13D relating to the common stock, par value $0.01 per share ("Common Stock"), of J. C. Nichols Company, a Missouri corporation (the "Company"), as filed by Intrust Bank, N.A. ("Trustee"), as trustee of the J. C. Nichols Company Employee Stock Ownership Trust (the "ESOT"), with the Securities and Exchange Commission on October 24, 1997, as amended by Amendment No. 1 to Schedule 13D filed on February 26, 1998 (as amended, the "Amended Schedule 13D").

                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

Item 4 of the Amended Schedule 13D is hereby amended to include the following:

     On May 13, 1998, Trustee exercised its rights under the Company's Bylaws and delivered notice to the Company that Trustee was calling a Special Meeting of Shareholders for the purpose of bringing to vote (a) a proposal to amend the Company's Bylaws to remove cumulative voting with respect to the election of directors and (b) a proposal to remove certain members of the Board of Directors of the Company as more fully described in such notice. In the event that such directors are removed by the shareholders of the Company, the vacancies created thereby may be filled by the remaining director or directors. Trustee currently contemplates suggesting to such remaining director or directors that such vacancies be filled with representatives of each of the major shareholders of the Company, including the ESOT. The Trustee has not yet determined who those representatives will be. A copy of this notice is attached hereto as Exhibit 6 and incorporated herein by reference.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) As reported in the Company's Report on Form 10-K for the year ended December 31, 1997, 4,542,509 shares of Common Stock were issued and outstanding on March 16, 1998. Trustee, solely as trustee of the ESOT, presently has beneficial ownership of 1,390,003 shares of Common Stock, or approximately 30.6% of the issued and outstanding shares of Common Stock.

     (b) Trustee, as trustee of the ESOT, has the sole power to vote 1,390,003 shares of Common Stock. Trustee has the power to dispose of such shares subject to and controlled by Sections 6.2 and 6.12 of the Trust Agreement, by other applicable provisions of the Trust and J. C. Nichols Company Employee Stock Ownership Plan documents, and by applicable provisions of the Employee Retirement Income Security Act, as amended. In this regard, Trustee is required to obtain an advisory opinion from the Board of Directors of the Company prior to selling shares of Common Stock pursuant to an unsolicited offer.

     (c) There have been no transactions in the Common Stock effected by Trustee or the ESOT during the past 60 days.
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                                 SCHEDULE 13D
CUSIP NO. 653777102                                                     PAGE 4


     (d) The shares of Common Stock held by the ESOT are held for the benefit of the participants in the Plan.

     (e) Not applicable.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

Item 7 of the Amended Schedule 13D is hereby amended to include the following:

     The following Exhibit 6 is attached hereto.

     Exhibit 6. Letter dated May 13, 1998, from Trustee to the Company, calling a Special Meeting of Shareholders.

                                 SCHEDULE 13D
CUSIP NO. 653777102                                                     PAGE 5

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated:  May 15, 1998


                                 INTRUST Bank, N.A., as Trustee of the J. C.
                                 Nichols Company Employee Stock Ownership Trust


                                 By: /s/ Phillip J. Owings
                                     -------------------------------------------
                                     Phillip J. Owings, Executive Vice President